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TEL: (212) 735-3000
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www.skadden.com
May 3, 2024
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Ms. Aisha Adegbuyi
Attorney Advisor

	Re:	Bowhead Specialty Holdings Inc.
Registration Statement on Form S-1
Filed on April 12, 2024
File No. 333-278653
Dear Ms. Adegbuyi:
On behalf of our client Bowhead Specialty Holdings Inc. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 18, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed on April 12, 2024.
Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the above mentioned Registration Statement on Form S-1 (the “Amendment No. 1”).
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment No. 1.

Ms. Aisha Adegbuyi
Securities and Exchange Commission
May 3, 2024

Prospectus Summary
Who We Are, page 1
1.We note your response to prior comment 1 and revised disclosures on pages 47 and 116 that discuss, among other things, the new contractual terms with AmFam. However, it is unclear how these new contractual terms compare to the current AmFam arrangement terms that have been in place for the financial statement periods presented. Please revise your disclosures where applicable to address the items below, or tell us where this information is already disclosed.
•Provide a more fulsome discussion of the contractual terms and rights between you and AmFam under your current arrangement, and quantify any related financial statement impacts for each period presented. Discussion should include, but not be limited to: fee terms; whether any authority parameters exist; how decisions are made; details of any termination provisions; and whether there is a right of refusal or denial by either entity.
•To the extent that your new arrangement terms with AmFam differ from your prior arrangement, disclose such differences or state that none exist.
The Company revised the disclosure on pages 118, 119 and 120 in response to the Staff’s comment.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Premiums, page 58
2.We note your disclosures on page 58 regarding the drivers of gross written premium increase from 2022 to 2023. Please expand your disclosures to quantify the impact of each key driver and to provide some additional detail, such as clarifying the proportion of volume from existing versus new distribution partners, quantifying "strong" premium retention rates, and identifying new products and expanded offerings. Refer to Item 303(b)(2) of Regulation S-K.
The Company revised the disclosure on page 62 in response to the Staff’s comment.
Reconciliation of Non-GAAP Financial Measures, page 59
3.We note your adjustment to exclude strategic initiative expenses incurred to set up your Baleen Specialty initiative. Please expand your disclosures to clarify the nature of the expenses and where they are reflected in your financial statements.
The Company revised the disclosure on page 64 in response to the Staff’s comment.
* * * * *

Ms. Aisha Adegbuyi
Securities and Exchange Commission
May 3, 2024

Please contact me at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Dwight S. Yoo

cc:	Christian Windsor, Securities and Exchange Commission
Cara Lubit, Securities and Exchange Commission
Robert Klein, Securities and Exchange Commission
Stephen Sills, Chief Executive Officer, Bowhead Specialty Holdings Inc.
Brad Mulcahey, Chief Financial Officer, Bowhead Specialty Holdings Inc.
H. Matthew Crusey, General Counsel, Bowhead Specialty Holdings Inc.
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP
Laura Kaufman Belkhayat, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP
Gary D. Boss, Latham & Watkins LLP